                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                      CRYSTALLEX INTERNATIONAL CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                           Common Shares, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                  22942F101001
                                  ------------
                                 (CUSIP Number)

                                November 19, 2001
                                -----------------
            (Date of Event Which Requires a Filing of this Statement)

                  Check the appropriate box to designate the rules pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

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-------------- -----------------------------------------------------------------
      1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

               STANDARD BANK LONDON LIMITED
-------------- -----------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group         (a)  [ ]
               (See Instructions)                                       (b)  [ ]

-------------- -----------------------------------------------------------------
      3        SEC Use Only

-------------- -----------------------------------------------------------------
      4        Citizenship or Place of Organization

               ENGLAND
--------------------------- ----- ----------------------------------------------
                             5    Sole Voting Power

        NUMBER OF
          SHARES                  4,604,181
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
                             6    Shared Voting Power

                                  NONE
--------------------------- ----- ----------------------------------------------
                             7    Sole Dispositive Power

                                  4,604,181
--------------------------- ----- ----------------------------------------------
                             8    Shared Dispositive Power

                                  NONE
-------------- -----------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               4,604,181
-------------- -----------------------------------------------------------------
     10        Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares                                                        [ ]
               (See Instructions)
-------------- -----------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               6.05%
-------------- -----------------------------------------------------------------
     12        Type of Reporting Person (SEE Instructions)

               BK
-------------- -----------------------------------------------------------------

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Item 1.

         (a)      Name of Issuer:

                  Crystallex International Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  700 West Pender Street
                  Suite 902
                  Vancouver, British Columbia
                  V6C 1G8
                  Canada

Item 2.

         (a)      Name of Person Filing:

                  Standard Bank London Limited

         (b)      Address of Principal Business Office or if None, Residence:

                  Cannon Bridge House
                  25 Dowgate Hill
                  London EC4R 2SB
                  England

         (c)      Citizenship:

                  England

         (d)      Title of Class of Securities:

                  Common Shares, no par value

         (e)      Cusip Number: 22942F101001

Item 3.

         Not Applicable

Item 4.  Ownership

         (a)      Amount Beneficially Owned:  4,604,181

         (b)      Percent of Class:  6.05%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           4,604,181

                                       3
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                  (ii)     Shared power to vote or to direct the vote:
                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of: 4,604,181

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   None

Item 5.  Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Pursuant to a Loan Repayment Rights Agreement, dated as of May 17, 1999, by and among Crystallex International Corporation ("Issuer"), Standard Bank London Limited (the "Reporting Person") and others, the proceeds from the sale of certain of Issuer's securities owned by the Reporting Person shall be applied to the outstanding balance of a loan by the Reporting Person to Mineras Bonanza C.A. ("Bonanza"), an indirect subsidiary of Issuer under a Credit Agreement between Bonanza, the Reporting Person and other affiliates of Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group

                  Not Applicable

Item 9.  Notice of Dissolution of Group

                  Not Applicable

Item. 10. Certification

                  By signing below each of the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 2001

                                     STANDARD BANK LONDON LIMITED



                                     By: /s/ Don Newport
                                         ---------------------------------------
                                         Don Newport
                                         Global Head of Mining Finance


                                     By: /s/ David Rhodes
                                         ---------------------------------------
                                         David Rhodes


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